Exhibit 99.3

FINANCIAL STATEMENTS AND NOTES

Management’s responsibility for financial reporting	69	Notes to the consolidated financial statements
Reports of independent registered public accounting firm	70	General information
		1	|	Description of business	76
Consolidated statements of earnings	72	2	|	Basis of presentation	76
Consolidated statements of comprehensive income	72	Segment operations and management
		3	|	Segment information	77
Consolidated statements of cash flows	73	4	|	Capital management	81
Consolidated statements of changes in		5	|	Financial instruments and related risk management	82
shareholders’ equity	74	Detailed information on financial performance
Consolidated balance sheets	75	6	|	Nature of expenses	86
		7	|	Share-based compensation	86
		8	|	Other expenses (income)	87
		9	|	Finance costs	88
		10	|	Income taxes	88
		11	|	Net earnings per share	90
		Detailed information on financial position
		12	|	Receivables	90
		13	|	Inventories	91
		14	|	Property, plant and equipment	92
		15	|	Goodwill and intangible assets	94
		16	|	Investments	96
		17	|	Other assets	96
		18	|	Trade, other payables and accrued liabilities	97
		19	|	Debt	97
		20	|	Lease liabilities	99
		21	|	Pension and other post-retirement benefits	99
		22	|	Asset retirement obligations and accrued environmental costs	102
		23	|	Share capital	103
		Other disclosures
		24	|	Commitments	103
		25	|	Guarantees	104
		26	|	Related party transactions	104
		27	|	Contingencies and other matters	105
		28	|	Accounting policies, estimates and judgments	106

Nutrien Annual Report 2025  |  68

Management’s responsibility for financial reporting

Management’s report on the consolidated financial statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee discusses and analyzes the Company’s condensed consolidated financial statements and management’s discussion and analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The Board of Directors, through its Audit Committee, oversees management’s responsibilities for financial reporting and internal controls. The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2025. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as at the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as at December 31, 2025, the Company maintained effective internal control over financial reporting. There has been no change in our ICFR during the three and twelve months ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our ICFR.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2025.

/s/ Ken Seitz Ken Seitz President and Chief Executive Officer February 19, 2026	/s/ Mark Thompson Mark Thompson Executive Vice President and Chief Financial Officer February 19, 2026

Nutrien Annual Report 2025  |  69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 19, 2026

Nutrien Annual Report 2025  |  70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 15 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2025 was $12,136 million, of which $7,006 million of goodwill is attributed to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including the forecasted net earnings before finance costs, income taxes and depreciation and amortization (“EBITDA”), terminal growth rate and discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of October 1, 2025 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU.  This included controls related to the determination of the forecasted EBITDA, terminal growth rate and discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing it to historical results taking into account changes in conditions and events affecting the Company. We evaluated the terminal growth rate by comparing it to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We assessed the Company’s ability to accurately forecast EBITDA by comparing historical forecasts of EBITDA to actual results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

  evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate, and evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 19, 2026

Nutrien Annual Report 2025  |  71

In millions of dollars, except as otherwise noted

Consolidated statements of earnings

For the years ended December 31	Note	2025	2024

Sales	3, 26	26,885	25,972
Freight, transportation and distribution	6	936	956
Cost of goods sold	6, 13	17,602	17,486
Gross margin		8,347	7,530
Selling expenses	6	3,320	3,435
General and administrative expenses	6	600	644
Provincial mining taxes	6	372	255
Share-based compensation expense	7	163	37
Impairment of assets	14, 15	‐	530
Foreign exchange loss, net of related derivatives	5	9	360
Gain on sale of investment in Profertil	16	(301)	‐
Other expenses	8	448	413
Earnings before finance costs and income taxes		3,736	1,856
Finance costs	9	687	720
Earnings before income taxes		3,049	1,136
Income tax expense	10	752	436
Net earnings		2,297	700
Attributable to
Equity holders of Nutrien		2,267	674
Non-controlling interest		30	26
Net earnings		2,297	700

Net earnings per share attributable to equity holders of Nutrien ("EPS")	11
Basic		4.66	1.36
Diluted		4.66	1.36
Weighted average shares outstanding for basic EPS	11	486,335,000	494,198,000
Weighted average shares outstanding for diluted EPS	11	486,518,000	494,365,000

Consolidated statements of comprehensive income

For the years ended December 31 (net of related income taxes)	Note	2025	2024
Net earnings		2,297	700
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	21	6	17
Net fair value (loss) gain on investments	16	(18)	55
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		212	(254)
Other		24	(52)
Other comprehensive income (loss)		224	(234)
Comprehensive income		2,521	466
Attributable to
Equity holders of Nutrien		2,490	443
Non-controlling interest		31	23
Comprehensive income		2,521	466

(See Notes to the consolidated financial statements)

Nutrien Annual Report 2025  |  72

In millions of dollars, except as otherwise noted

Consolidated statements of cash flows

For the years ended December 31	Note	2025	2024

Operating activities
Net earnings		2,297	700
Adjustments for:
Depreciation and amortization		2,369	2,339
Share-based compensation expense	7	163	37
Impairment of assets	14, 15	‐	530
Gain on sale of investment in Profertil	16	(301)	‐
Provision for deferred income tax		250	31
Net distributed (undistributed) earnings of equity-accounted investees		65	(8)
Loss related to financial instruments in Argentina	8	‐	35
Long-term income tax receivables and payables	17	(65)	47
Other long-term assets, liabilities and miscellaneous		12	311
Cash from operations before working capital changes		4,790	4,022
Changes in non-cash operating working capital:
Receivables		(128)	(224)
Inventories and prepaid expenses and other current assets		(557)	60
Trade, other payables and accrued liabilities		(98)	(323)
Cash provided by operating activities		4,007	3,535
Investing activities
Capital expenditures[1]	14, 15	(2,005)	(2,154)
Business acquisitions, net of cash acquired		(23)	(21)
(Purchase of) proceeds from investments, held within three months, net		(33)	44
Purchase of investments		(94)	(112)
Proceeds from sale of investments		838	138
Net changes in non-cash working capital		6	27
Other		(61)	(55)
Cash used in investing activities		(1,372)	(2,133)
Financing activities
Repayment of debt, maturing within three months, net	19	(696)	(142)
Proceeds from debt	19	998	1,022
Repayment of debt	19	(1,089)	(659)
Repayment of principal portion of lease liabilities	19, 20	(419)	(402)
Dividends paid to Nutrien's shareholders	23	(1,061)	(1,060)
Repurchase of common shares	23	(551)	(184)
Issuance of common shares	23	38	18
Other		(37)	(46)
Cash used in financing activities		(2,817)	(1,453)
Effect of exchange rate changes on cash and cash equivalents		30	(37)
Decrease in cash and cash equivalents		(152)	(88)
Cash and cash equivalents – beginning of year		853	941
Cash and cash equivalents – end of year		701	853
Cash and cash equivalents is composed of:
Cash		566	741
Short-term investments		135	112
		701	853
Supplemental cash flows information
Interest paid		738	740
Income taxes paid		335	321
Total cash outflow for leases		567	558

1  Includes additions to property, plant and equipment, and intangible assets of $1,882 million and $123 million (2024 – $2,025 million and $129 million), respectively.

(See Notes to the consolidated financial statements)

Nutrien Annual Report 2025  |  73

In millions of dollars, except as otherwise noted

Consolidated statements of changes in shareholders’ equity

					Accumulated other comprehensive
					(loss) income ("AOCI")
					(Loss) gain
					on currency				Equity
		Number of			translation				holders	Non-
		common	Share	Contributed	of foreign		Total	Retained	of	controlling	Total
(Inclusive of related tax)		shares	capital	surplus	operations	Other	AOCI	earnings	Nutrien	interest	equity
Balance – December 31, 2023		494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201
Net earnings		‐	‐	‐	‐	‐	‐	674	674	26	700
Other comprehensive (loss) income		‐	‐	‐	(251)	20	(231)	‐	(231)	(3)	(234)
Shares repurchased for cancellation (Note 23)		(3,944,903)	(110)	(20)	‐	‐	‐	(60)	(190)	‐	(190)
Dividends declared¹	(Note 23)	‐	‐	‐	‐	‐	‐	(1,063)	(1,063)	‐	(1,063)
Non-controlling interest transactions		‐	‐	‐	‐	‐	‐	‐	‐	(33)	(33)
Effect of share-based compensation including issuance of common shares (Note 7)		418,619	20	5	‐	‐	‐	‐	25	‐	25
Transfer of net gain on sale of investment		‐	‐	‐	‐	‐	‐	7	7	‐	7
Transfer of net loss on cash flow hedges		‐	‐	‐	‐	29	29	‐	29	‐	29
Transfer of net actuarial gain on defined benefit plans		‐	‐	‐	‐	(17)	(17)	17	‐	‐	‐
Balance – December 31, 2024		491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442
Net earnings		‐	‐	‐	‐	‐	‐	2,267	2,267	30	2,297
Other comprehensive income		‐	‐	‐	211	12	223	‐	223	1	224
Shares repurchased for cancellation (Note 23)		(9,829,408)	(275)	(10)	‐	‐	‐	(275)	(560)	‐	(560)
Dividends declared¹	(Note 23)	‐	‐	‐	‐	‐	‐	(1,059)	(1,059)	‐	(1,059)
Non-controlling interest transactions		‐	‐	‐	‐	‐	‐	1	1	(24)	(23)
Effect of share-based compensation including issuance of common shares (Note 7)		766,195	46	(1)	‐	‐	‐	‐	45	‐	45
Transfer of net gain on sale of investment		‐	‐	‐	‐	(27)	(27)	27	‐	‐	‐
Transfer of net gain on cash flow hedges		‐	‐	‐	‐	(1)	(1)	‐	(1)	‐	(1)
Transfer of net actuarial gain on defined benefit plans		‐	‐	‐	‐	(6)	(6)	6	‐	‐	‐
Other		‐	‐	‐	(3)	‐	(3)	3	‐	‐	‐
Balance – December 31, 2025		481,962,233	13,519	57	(329)	‐	(329)	12,076	25,323	42	25,365

1  During the year, we declared dividends of $2.18 per share (2024 – $2.16 per share).

(See Notes to the consolidated financial statements)

Nutrien Annual Report 2025  |  74

In millions of dollars, except as otherwise noted

Consolidated balance sheets

As at December 31	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		701	853
Receivables	5, 12, 19, 26	5,675	5,390
Inventories	13	6,977	6,148
Prepaid expenses and other current assets		1,396	1,401
		14,749	13,792
Non-current assets
Property, plant and equipment	14	22,747	22,604
Goodwill	15	12,136	12,043
Intangible assets	15	1,667	1,819
Investments	16	144	698
Other assets	17	858	884
Total assets		52,301	51,840
Liabilities
Current liabilities
Short-term debt	19	873	1,534
Current portion of long-term debt	19	513	1,037
Current portion of lease liabilities	20	346	356
Trade, other payables and accrued liabilities	18, 26	9,309	9,118
		11,041	12,045
Non-current liabilities
Long-term debt	19	9,350	8,881
Lease liabilities	20	937	999
Deferred income tax liabilities	10	3,666	3,539
Pension and other post-retirement benefit liabilities	21	221	227
Asset retirement obligations and accrued environmental costs	22	1,468	1,543
Other non-current liabilities		253	164
Total liabilities		26,936	27,398
Shareholders’ equity
Share capital	23	13,519	13,748
Contributed surplus		57	68
Accumulated other comprehensive loss		(329)	(515)
Retained earnings		12,076	11,106
Equity holders of Nutrien		25,323	24,407
Non-controlling interest		42	35
Total shareholders’ equity		25,365	24,442
Total liabilities and shareholders’ equity		52,301	51,840

(See Notes to the consolidated financial statements)

Approved by the Board of Directors,

/s/ Christopher Burley Director	/s/ Aaron Regent Director

Nutrien Annual Report 2025  |  75

In millions of dollars, except as otherwise noted

Notes to the consolidated financial statements

General information

Note 1 | Description of business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6.

Our business operations are further categorized into upstream, midstream and downstream through our involvement across the agriculture value chain.

Upstream	This is comprised of our low-cost production assets including mining and manufacturing of essential crop nutrients needed for fertilizer production, such as potash, nitrogen and phosphate.
Potash
  6 operations in the province of Saskatchewan
  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

Nitrogen	11 production and upgrade facilities in North America 1 facility in Trinidad[1]
Phosphate	2 mines and processing plants: 1 in Florida and 1 in North Carolina phosphate feed plants in Illinois, Missouri and Nebraska 1 industrial phosphoric acid plant in Ohio
Midstream

This includes our global logistics and distribution network that facilitates our ability to efficiently and reliably sell and transport products from our facilities to our customers and downstream retail locations.

Downstream	We operate one of the largest global agriculture retail networks, allowing us to deliver crop inputs and services directly to farmers.

1. Our Trinidad Nitrogen operations remain in a controlled shutdown as we continue to assess options to enhance its long-term financial performance.

Our Corporate function provides support and governance to the above business activities, as well as our non-core businesses.

 Note 2 | Basis of presentation

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2025, as disclosed in Note 28. These consolidated financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in Note 3 Segment information.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2026.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Reference to n/a indicates information is not applicable.

Nutrien Annual Report 2025  |  76

In millions of dollars, except as otherwise noted

Segment operations and management

Note 3 | Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Sales reported under our Corporate and Others segment relate to our non-core businesses.

Our Executive Leadership Team (“ELT”), which is comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). Our CODM uses adjusted EBITDA, calculated as below, to measure performance and allocate resources to the operating segments. Our CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

In 2025, the CODM reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been recorded in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the year ended December 31, 2024.

2024
Sales	173
Gross Margin	8
EBITDA	4

We determine the composition of the reportable segments based on factors including risks and returns, internal organization and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capabilities or historical trends.

Nutrien Annual Report 2025  |  77

In millions of dollars, except as otherwise noted

		Downstream	Upstream and midstream
						Corporate
	2025	Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	17,601	3,571	3,807	1,660	246	‐	26,885
	– intersegment	19	424	932	298	‐	(1,673)	‐
Sales	– total	17,620	3,995	4,739	1,958	246	(1,673)	26,885
	Freight, transportation and distribution[3]	‐	402	552	224	(1)	(241)	936
	Net sales	17,620	3,593	4,187	1,734	247	(1,432)	25,949
	Cost of goods sold	13,017	1,581	2,580	1,590	220	(1,386)	17,602
	Gross margin	4,603	2,012	1,607	144	27	(46)	8,347
	Selling expenses (recovery)	3,306	10	26	6	(1)	(27)	3,320
	General and administrative expenses	172	10	18	8	392	‐	600
	Provincial mining taxes	‐	372	‐	‐	‐	‐	372
	Share-based compensation expense	‐	‐	‐	‐	163	‐	163
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	9	‐	9
	Gain on sale of investment in Profertil	‐	‐	‐	‐	(301)	‐	(301)
	Other expenses (income)	123	26	32	33	207	27	448
	Earnings (loss) before finance costs and income taxes	1,002	1,594	1,531	97	(442)	(46)	3,736
	Depreciation and amortization	734	660	616	285	74	‐	2,369
	EBITDA[1]	1,736	2,254	2,147	382	(368)	(46)	6,105
	Restructuring costs	‐	‐	‐	‐	68	‐	68
	Share-based compensation expense	‐	‐	‐	‐	163	‐	163
	ARO/ERL related expenses for non-operating sites[2]	‐	‐	‐	‐	2	‐	2
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	9	‐	9
	Gain on sale of investment in Profertil	‐	‐	‐	‐	(301)	‐	(301)
	Adjusted EBITDA	1,736	2,254	2,147	382	(427)	(46)	6,046

1  EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2  ARO/ERL refers to asset retirement obligations and accrued environmental costs. Refer to Note 22.

3  Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Nutrien Annual Report 2025  |  78

In millions of dollars, except as otherwise noted

		Downstream	Upstream and midstream
						Corporate
	2024	Retail	Potash	Nitrogen[1]	Phosphate	and Others[1]	Eliminations	Consolidated
Sales	– third party	17,832	3,008	3,327	1,610	195	‐	25,972
	– intersegment	‐	370	807	278	‐	(1,455)	‐
Sales	– total	17,832	3,378	4,134	1,888	195	(1,455)	25,972
	Freight, transportation and distribution[2]	‐	389	558	231	4	(226)	956
	Net sales	17,832	2,989	3,576	1,657	191	(1,229)	25,016
	Cost of goods sold	13,211	1,448	2,374	1,510	170	(1,227)	17,486
	Gross margin	4,621	1,541	1,202	147	21	(2)	7,530
	Selling expenses (recovery)	3,418	10	24	6	2	(25)	3,435
	General and administrative expenses	191	12	22	14	405	‐	644
	Provincial mining taxes	‐	255	‐	‐	‐	‐	255
	Share-based compensation expense	‐	‐	‐	‐	37	‐	37
	Impairment of assets (Notes 14 and 15)	335	‐	195	‐	‐	‐	530
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	360	‐	360
	Other expenses (income)	87	25	(135)	33	379	24	413
	Earnings (loss) before finance costs and income taxes	590	1,239	1,096	94	(1,162)	(1)	1,856
	Depreciation and amortization	771	609	589	290	80	‐	2,339
	EBITDA	1,361	1,848	1,685	384	(1,082)	(1)	4,195
	Restructuring costs	‐	‐	‐	‐	47	‐	47
	Share-based compensation expense	‐	‐	‐	‐	37	‐	37
	Impairment of assets (Notes 14 and 15)	335	‐	195	‐	‐	‐	530
	Loss related to financial instruments in Argentina	‐	‐	‐	‐	35	‐	35
	ARO/ERL related expenses for non-operating sites	‐	‐	‐	‐	151	‐	151
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	360	‐	360
	Adjusted EBITDA	1,696	1,848	1,880	384	(452)	(1)	5,355

1  Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2  Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Retail segment product line	Sales
Crop nutrients	Dry and liquid macronutrient and micronutrient products including potash, nitrogen and phosphate, specialty fertilizers and proprietary liquid micronutrient products.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and brokerage agency services.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to US and Australia Retail branches and customers in support of Nutrien’s agricultural product and service sales.

Nutrien Annual Report 2025  |  79

In millions of dollars, except as otherwise noted

Segment	Products	Sales prices impacted by
Potash	North America – primarily granular Offshore (international) – primarily granular and standard
  North American prices referenced at delivered prices (including transportation and distribution costs)
  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	Ammonia, urea and Environmentally Smart Nitrogen® (“ESN®”), and nitrogen solutions, nitrates and sulfates	Global cost and supply of natural gas
Phosphate	Solid and liquid fertilizers, and industrial and feed products	Global prices and supplies of ammonia and sulfur

	2025	2024
Retail sales by product line
Crop nutrients	7,285	7,211
Crop protection products	6,105	6,313
Seed	2,128	2,235
Services and other	944	918
Merchandise	875	897
Nutrien Financial	376	361
Nutrien Financial elimination[1]	(93)	(103)
	17,620	17,832
Potash sales by geography
Manufactured product
North America	1,727	1,719
Offshore[2]	2,264	1,658
Other potash and purchased products	4	1
	3,995	3,378
Nitrogen sales by product line
Manufactured product
Ammonia	1,218	1,232
Urea and ESN®	1,648	1,480
Solutions, nitrates and sulfates	1,641	1,300
Other nitrogen and purchased products[3]	232	122
	4,739	4,134
Phosphate sales by product line
Manufactured product
Fertilizer	1,275	1,237
Industrial and feed	661	627
Other phosphate and purchased products	22	24
	1,958	1,888

1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex, a major customer, and includes other revenue representing provisional pricing adjustments of $48 million (2024 – $4 million) (Note 26).

3  Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

	Sales – third party by customer location				Non-current assets at December 31[1]
	2025		2024		2025	2024
United States	16,326		15,899		15,695	15,773
Canada	2,890		2,872		19,490	19,281
Australia	3,302		3,305		997	948
Canpotex (Note 26)	2,267		1,658		‐	‐
Trinidad	61		69		735	730
Brazil	696		855		112	138
Other South America	645	[2]	733	[2]	63	63
Other	698	[3]	581	[3]	29	353
	26,885		25,972		37,121	37,286

1  Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

2  Other South America third-party sales includes sales to Argentina of $301 million (2024 – $368 million).

3  Other third-party sales primarily relate to Europe of $386 million (2024 – $317 million) and Others of $312 million (2024 – $264 million).

Nutrien Annual Report 2025  |  80

In millions of dollars, except as otherwise noted

Canpotex sales by market (%)	2025	2024
Latin America	39	40
Other Asian markets[1]	29	28
China	11	13
India	6	7
Other markets	15	12

1  All Asian markets except China and India.

 Note 4 | Capital management

Our capital allocation policy prioritizes safe and reliable operations, a strong and flexible balance sheet, return of capital to shareholders through a combination of stable and growing dividends and share repurchases, and a strategy to allocate remaining cash flow to high-value growth opportunities. We monitor our capital structure and based on changes in economic conditions, may adjust allocation of capital accordingly.

We have access to the capital markets through our base shelf prospectus discussed further below. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes and debentures.

We include adjusted total debt and shareholders’ equity as components of our capital structure. We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2025	2024
Adjusted net debt to adjusted EBITDA	1.8	2.2
Adjusted EBITDA to adjusted finance costs	8.6	7.2
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.32 : 1.00	0.35 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculations of the remaining components in the above ratios are set out in the following tables:

As at December 31	2025	2024
Short-term debt	873	1,534
Current portion of long-term debt	513	1,037
Current portion of lease liabilities	346	356
Long-term debt	9,350	8,881
Lease liabilities	937	999
Total debt	12,019	12,807
Letters of credit – financial	75	101
Adjusted total debt	12,094	12,908

As at December 31	2025	2024
Total debt	12,019	12,807
Cash and cash equivalents	(701)	(853)
Net unamortized fair value adjustments	(258)	(276)
Adjusted net debt	11,060	11,678

As at December 31	2025	2024
Total shareholders' equity	25,365	24,442
Adjusted total debt	12,094	12,908
Adjusted capital	37,459	37,350

Nutrien Annual Report 2025  |  81

In millions of dollars, except as otherwise noted

	2025	2024
Finance costs (Note 9)	687	720
Unwinding of discount on asset retirement obligations (Note 22)	(50)	(49)
Borrowing costs capitalized to property, plant and equipment	71	82
Interest on net defined benefit pension and other post-retirement plan obligations	(4)	(5)
Adjusted finance costs	704	748

In 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024. In 2025 and 2024, we issued senior notes of $1.0 billion and $1.0 billion, respectively, pursuant to the base shelf prospectus and the applicable prospectus supplement. Refer to Note 19 for details.

Note 5 | Financial instruments and related risk management

Our ELT, along with the Board of Directors (including Board committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit risk	Risk management strategies
Receivables from customers
  establish credit approval policies and procedures for new and existing customers extend credit to qualified customers through:
  review of credit agency reports, financial statements and/or credit references, as available review of existing customer accounts every 12 to 24 months based on the credit limit amounts evaluation of customer and country risk for international customers establish credit period:
  15 and 30 days for wholesale fertilizer customers
  30 days for industrial and feed customers
  30 to 360 days for Retail customers, including Nutrien Financial up to 180 days for select export sales customers, including Canpotex transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement sell receivables to financial institutions which substantially transfer the risks and rewards set eligibility requirements to limit the risk of the receivables may require security over certain crop or livestock inventories set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	require acceptable minimum counterparty credit ratings limit counterparty or credit exposure select counterparties with investment-grade quality

Aging of receivables (%) as at December 31:

	2025			2024
	Retail (Nutrien Financial)	Retail (excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)	Retail (excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	78	67	97	76	70	94
30 days or less past due	11	9	3	13	9	6
31 – 90 days past due	4	2	‐	4	3	‐
Greater than 90 days past due	7	22	‐	7	18	‐
	100	100	100	100	100	100

Nutrien Annual Report 2025  |  82

In millions of dollars, except as otherwise noted

Maximum exposure to credit risk as at December 31:

	2025	2024
Cash and cash equivalents	701	853
Receivables (excluding income tax receivable) (Note 12)	5,540	5,145
	6,241	5,998

Liquidity risk	Risk management strategies
Access to cash
  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner maintain an optimal capital structure
  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets maintain sufficient short-term credit availability
  uphold long-term relationships with a sufficient number of high-quality and diverse lenders enter into financial arrangements (e.g., Blue Chip Swaps) to remit cash from certain foreign jurisdictions

Refer to Note 19 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

	Carrying amount	Contractual
	of liability as at	cash	Within	1 to 3	3 to 5	Over 5
2025	December 31	flows	1 year	years	years	years
Short-term debt	873	873	873	‐	‐	‐
Trade, other payables and accrued liabilities[1]	8,763	8,763	8,763	‐	‐	‐
Long-term debt, including current portion[2,3]	9,966	15,477	995	2,503	1,949	10,030
Lease liabilities, including current portion[2,3]	1,290	1,497	395	469	239	394
Derivatives	8	8	8	‐	‐	‐
	20,900	26,618	11,034	2,972	2,188	10,424

1 Excludes non-financial liabilities and financial liabilities included elsewhere in the table, including derivatives and accrued interest related to long-term debt and lease liabilities. Includes payables of approximately $2.9 billion related to our supplier financing arrangement. These payables were paid in January 2026.

2 Carrying amount of long-term debt and lease liabilities includes accrued interest from trade, other payables and accrued liabilities.

3 Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2025.

Supplier financing arrangements

We enter into contractual arrangements whereby we advance payment to suppliers under inventory prepayment programs to secure product discounts on future inventory purchases. Under these arrangements, we may use financial institutions to remit payment directly to the supplier in accordance with the contractual payment terms. We classify the obligations under these arrangements within trade, other payables and accrued liabilities as the settlement with the financial institution occurs within the normal payment terms with the supplier.

Carrying amounts of liabilities under supplier financing arrangements, presented within trade, other payables and accrued liabilities, were $2,888 at December 31, 2025 (2024 – $2,710), of which amounts remitted to suppliers were $2,888 (2024 – $2,710).

The amounts payable to the financial institution are due within 50 days from the date of payment to the supplier. Our normal payment terms for trade and other payables that are not part of supplier financing arrangements are 60 days from invoice date. The associated payments of amounts classified within trade, other payables and accrued liabilities are included in cash provided by operating activities within the Consolidated statements of cash flows.

Nutrien Annual Report 2025  |  83

In millions of dollars, except as otherwise noted

Market risks	Account	Risk management strategies
Interest rate	Short-term and long-term debt
  use a portfolio of fixed and floating rate instruments
  align current and long-term assets with demand and fixed-term debt monitor the effects of market changes in interest rates
  use interest rate swaps, if desired
We did not believe we have material exposure to interest, price or foreign exchange risk on our financial instruments as at December 31, 2025 and 2024.
Price	Natural gas derivative instruments
  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis and hold firm pipeline transportation to our operating sites

Price	Investment at fair value	ensure the security of principal amounts invested provide for an adequate degree of liquidity achieve a satisfactory return
Foreign exchange	Financial instruments in a foreign currency
  execute foreign currency derivative contracts within certain prescribed limits for both actual and forecasted expenditures to manage the impact to cash flows and earnings, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

Foreign currency derivatives

	2025	2024
Foreign exchange (gain) loss	(2)	14
Hyperinflationary loss[1]	‐	97
Loss on foreign currency derivatives at fair value through profit or loss	11	249
Foreign exchange loss, net of related derivatives	9	360

1 In 2025 the functional currency of our Argentina operations changed from the Argentine peso to the US dollar and was applied prospectively from the date of change, eliminating the need for hyperinflationary adjustments.

In 2024, we entered into various foreign currency derivative contracts. The losses on our foreign currency derivatives were primarily related to Brazil, which matured in July 2024. As of December 31, 2024, outstanding derivative contracts were related to our ongoing risk management strategy.

The fair value of our net foreign exchange currency derivative assets (liabilities) as at December 31, 2025 was $11 million (December 31, 2024 – $(13) million). The following table presents the significant foreign currency derivatives that existed as at December 31:

	As at December 31, 2025			As at December 31, 2024
			Average			Average
			contract			contract
		Maturities	rate		Maturities	rate
	Notional	(year)	(1:1)	Notional	(year)	(1:1)
Derivatives not designated as hedges
Forwards (Sell/buy)
USD/Canadian dollars ("CAD")	505	2026	1.3700	604	2025	1.4382
Brazilian real ("BRL")/USD	60	2026	5.6100	233	2025	5.5383
Australian dollars ("AUD")/USD	139	2026	1.5200	89	2025	1.5341
USD/BRL	50	2026	6.1000	47	2025	5.7470
USD/AUD	5	2026	1.5100	7	2025	1.6081
New Zealand dollars ("NZD")/AUD	1	2026	1.6900	‐	‐	‐
Derivatives designated as hedges
Forwards (Sell/buy)
USD/CAD	854	2026	1.3800	538	2025	1.3828

Nutrien Annual Report 2025  |  84

In millions of dollars, except as otherwise noted

Fair value

Financial instruments at fair value	Fair value method and associated level within the fair value hierarchy
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market

Based on quoted forward exchange rates or a discounted cash flow (“DCF”) model. Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial instruments at amortized cost	Fair value method
Receivables, short-term debt, and trade, other payables and accrued liabilities	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt), for fair value disclosure purposes
Other long-term debt instruments	Carrying amount (approximation to fair value)

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	As at December 31, 2025				As at December 31, 2024
	Carrying				Carrying
Financial assets (liabilities) measured at	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
Fair value on a recurring basis[1]
Derivative instrument assets	20	‐	20	‐	22	‐	22	‐
Other current financial assets – marketable securities[2]	148	32	116	‐	108	23	85	‐
Investments at fair value through other comprehensive income ("FVTOCI") (Note 16)	10	‐	‐	10	221	211	‐	10
Derivative instrument liabilities	(8)	‐	(8)	‐	(33)	‐	(33)	‐
Amortized cost
Current portion of long-term debt
Senior notes and debentures	(500)	(500)	‐	‐	(999)	(1,002)	‐	‐
Fixed and floating rate debt	(13)	‐	(13)	‐	(38)	‐	(38)	‐
Long-term debt
Senior notes and debentures	(9,337)	(5,676)	(3,274)	‐	(8,866)	(3,309)	(4,953)	‐
Fixed and floating rate debt	(13)	‐	(13)	‐	(15)	‐	(15)	‐

1 During 2025 and 2024, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2  Marketable securities consist of equity and debt securities.

Nutrien Annual Report 2025  |  85

In millions of dollars, except as otherwise noted

Detailed information on financial performance

Note 6 | Nature of expenses

	2025	2024
Purchased and produced raw materials and product for resale[1]	14,325	14,289
Depreciation and amortization	2,369	2,339
Employee costs[2]	3,043	3,077
Freight	1,097	1,133
Impairment of assets (Notes 14 and 15)	‐	530
Provincial mining taxes[3]	372	255
Restructuring costs	68	47
Contract services	866	793
Lease expense	102	110
Fleet fuel, repairs and maintenance	333	354
Loss related to financial instruments in Argentina	‐	35
ARO/ERL related expenses for non-operating sites (Note 22)	2	151
Bad debt	85	117
Project feasibility	108	92
Customer prepayment costs	63	58
Foreign exchange loss, net of related derivatives	9	360
Earnings of equity-accounted investees	(37)	(130)
Gain on sale of investment in Profertil (Note 16)	(301)	‐
Other expenses	645	506
Total cost of goods sold and expenses	23,149	24,116

1  Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients, crop protection products and seed).

2  Includes salaries and wages, employee benefits, and share-based compensation.

3 Includes Saskatchewan potash production tax and Saskatchewan resource surcharge of $259 million and $113 million (2024 – $161 million and $94 million), respectively, as required under Saskatchewan provincial legislation.

 Note 7 | Share-based compensation

Plans	Eligibility	Granted	Vesting period	Maximum term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]
Performance Share Units ("PSUs")	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return relative to PSU peer group (75 percent weighting) and return on invested capital (25 percent weighting)	Not applicable	Cash
Restricted Share Units ("RSUs")	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
Deferred Share Units ("DSUs")	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]
Stock Appreciation Rights ("SARs")	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1  Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a “net exercise” arrangement.

2  Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

Nutrien Annual Report 2025  |  86

In millions of dollars, except as otherwise noted

		Year of grant
Stock options	Based on	2025	2024
Weighted average grant date fair value per option	Black-Scholes-Merton option-pricing model as of the date of the grant	14.12	14.22
Weighted average assumptions:
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	53.29	53.45
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	4.15	4.06
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	33	33
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	4.34	4.23
Average expected life of options (years)	Historical experience	8.5	8.5

			Compensation expense (recovery)
	Units granted	Units outstanding
	in 2025	as at December 31, 2025	2025	2024
Stock options	556,585	2,445,677	7	7
PSUs	744,362	1,847,420	80	3
RSUs	975,766	2,382,090	65	30
DSUs	41,732	465,830	11	(2)
SARs	‐	47,584	‐	(1)
			163	37

 Note 8 | Other expenses (income)

	2025	2024
Restructuring costs	68	47
Earnings of equity-accounted investees	(37)	(130)
Bad debt expense	85	117
Project feasibility costs	108	92
Customer prepayment costs	63	58
Legal expenses	21	47
ARO/ERL related expenses for non-operating sites (Note 22)	2	151
Loss on natural gas derivatives not designated as hedge	‐	8
Loss related to financial instruments in Argentina	‐	35
Insurance recoveries	(1)	(65)
Other expenses	139	53
	448	413

Nutrien Annual Report 2025  |  87

In millions of dollars, except as otherwise noted

 Note 9 | Finance costs

	2025	2024
Interest expense
Short-term debt	178	223
Long-term debt	503	479
Lease liabilities	65	63
Total interest expense	746	765
Unwinding of discount on asset retirement obligations (Note 22)	50	49
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	4	5
Borrowing costs capitalized to property, plant and equipment	(71)	(82)
Interest income	(51)	(28)
Other finance costs	9	11
	687	720

Borrowing costs capitalized to property, plant and equipment in 2025 were calculated by applying an average capitalization rate of 5.3 percent (2024 – 5.3 percent) to expenditures on qualifying assets.

 Note 10 | Income taxes

	2025	2024
Current income tax
Tax expense for current year	491	409
Adjustments in respect of prior years	11	(4)
Total current income tax expense	502	405
Deferred income tax
Origination and reversal of temporary differences	235	41
Adjustments in respect of prior years	7	(10)
Change in recognition of tax losses and deductible temporary differences	8	‐
Total deferred income tax expense	250	31
Income tax expense included in net earnings	752	436

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation. We have operations in countries where the global minimum top-up tax under Pillar Two tax legislation has been enacted. Our current exposure is minimal.

Nutrien Annual Report 2025  |  88

In millions of dollars, except as otherwise noted

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2025	2024
Earnings (loss) before income taxes
Canada	1,182	699
United States	1,089	709
Australia	162	169
Other	616	(441)
	3,049	1,136
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	823	307
Adjusted for the effect of:
Impact of foreign tax rates	(181)	(151)
Non-taxable income	(43)	(49)
Production-related deductions	(37)	(44)
Withholding taxes	91	50
Current year losses for which no deferred tax asset is recognized	42	300
Change in estimates related to prior years	24	(19)
Non-deductible expenses	4	19
Tax authority examinations	1	12
Other	28	11
Income tax expense included in net earnings	752	436

			Deferred income tax (recovery)
	Deferred income tax (assets)		expense recognized
	liabilities		in net earnings
As at December 31	2025	2024	2025	2024
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(410)	(411)	1	(11)
Lease liabilities	(313)	(304)	(9)	(1)
Tax loss and other carryforwards	(164)	(334)	170	9
Pension and other employment benefits	(141)	(96)	(48)	5
Inventories	(102)	(99)	(3)	10
Trade, other payables and accrued liabilities	(102)	(102)	‐	(6)
Long-term debt	(82)	(88)	6	10
Receivables	(66)	(63)	(3)	(13)
Other assets	(7)	(1)	(6)	‐
Deferred income tax liabilities
Property, plant and equipment	4,622	4,470	152	63
Goodwill and intangible assets	115	137	(22)	(34)
Other liabilities	40	29	12	(1)
	3,390	3,138	250	31

As at December 31, 2025	Amount	Expiry date
Unused federal operating losses	1,609	2026 – Indefinite
Unused federal capital losses	722	Indefinite
Unused investment tax credits	11	2030 - 2044

The unused tax losses and credits with no expiry dates can be carried forward indefinitely. As at December 31, 2025, we had $2,895 million of federal tax losses and deductible temporary differences for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $8,575 million as at December 31, 2025 (2024 – $7,644 million).

Nutrien Annual Report 2025  |  89

In millions of dollars, except as otherwise noted

Note 11 | Net earnings per share

	2025	2024
Weighted average number of common shares	486,335,000	494,198,000
Dilutive effect of stock options	183,000	167,000
Weighted average number of diluted common shares	486,518,000	494,365,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2025	2024
Number of options excluded	1,681,305	2,056,982

Detailed information on financial position

Note 12 | Receivables

As at December 31		2025	2024
Receivables from customers	Segment
Third parties	Retail (Nutrien Financial)[1]	3,163	2,937
	Retail	1,186	1,211
	Potash, Nitrogen, Phosphate	649	532
Related party – Canpotex	Potash (Note 26)	279	122
Less allowance for expected credit losses of receivables from customers		(197)	(167)
		5,080	4,635
Rebates		250	239
Income taxes (Note 10)		135	245
Other receivables		210	271
		5,675	5,390

1  Includes $2,797 million of very low risk of default and $366 million of low risk of default (2024 – $2,531 million of very low risk of default and $406 million of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represent high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $425 million as at December 31, 2025, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2024 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

Nutrien Annual Report 2025  |  90

In millions of dollars, except as otherwise noted

Note 13 | Inventories

As at December 31	2025	2024
Purchased products	5,338	4,745
Finished products	475	357
Intermediate products	184	154
Raw materials	318	252
Materials and supplies	662	640
	6,977	6,148

By segment	2025	2024
Retail	5,353	4,817
Potash	477	433
Nitrogen[1]	554	458
Phosphate	560	420
Corporate and Others[1]	33	20
	6,977	6,148

1 Comparative figures have been restated for the reclassification of our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Inventories expensed to cost of goods sold during the year were $17,408 million (2024 – $17,284 million).

Nutrien Annual Report 2025  |  91

In millions of dollars, except as otherwise noted

 Note 14 | Property, plant and equipment

			Machinery	Mine
	Land and	Buildings and	and	development	Assets under
improvements		improvements	equipment	costs	construction	Total
Useful life range (years)	3 – 85	1 – 65	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Additions	‐	1	14	‐	1,916	1,931
Additions – Right-of-use ("ROU") assets	‐	25	212	‐	‐	237
Disposals	(2)	(14)	(17)	1	(1)	(33)
Transfers	211	162	1,456	239	(2,068)	‐
Foreign currency translation and other	4	18	47	(7)	6	68
Depreciation	(46)	(211)	(1,233)	(143)	‐	(1,633)
Depreciation – ROU assets	(2)	(56)	(369)	‐	‐	(427)
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Balance – December 31, 2025 is composed of:
Cost	1,938	9,373	25,570	3,445	1,963	42,289
Accumulated depreciation and
impairments	(545)	(3,164)	(13,765)	(2,068)	‐	(19,542)
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Balance – December 31, 2025 is composed of:
Owned property, plant and equipment	1,366	5,847	11,020	1,377	1,963	21,573
ROU assets	27	362	785	‐	‐	1,174
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Additions	‐	1	7	‐	2,073	2,081
Additions – ROU assets	‐	61	356	‐	‐	417
Disposals	(4)	(11)	(30)	(2)	(9)	(56)
Transfers	119	222	1,632	296	(2,269)	‐
Foreign currency translation and other	(14)	(40)	(5)	20	42	3
Depreciation	(45)	(210)	(1,170)	(142)	‐	(1,567)
Depreciation – ROU assets	(2)	(56)	(362)	‐	‐	(420)
Impairment	(1)	(59)	(60)	‐	(195)	(315)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:
Cost	1,726	9,193	24,421	3,223	2,110	40,673
Accumulated depreciation and
impairments	(498)	(2,909)	(12,726)	(1,936)	‐	(18,069)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:
Owned property, plant and equipment	1,200	5,916	10,832	1,287	2,110	21,345
ROU assets	28	368	863	‐	‐	1,259
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604

Depreciation breakdown	2025	2024
Freight, transportation and distribution	168	176
Cost of goods sold	1,375	1,303
Selling expenses	467	464
General and administrative expenses	38	42
Depreciation recorded in earnings	2,048	1,985
Depreciation recorded in inventory	176	159

Nutrien Annual Report 2025  |  92

In millions of dollars, except as otherwise noted

Impairment of assets

For each cash generating unit (“CGU”) or groups of CGUs in which we complete an impairment analysis, the recoverable amount estimate used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and recoverable market value. For our Phosphate CGU, we also estimate the end of expected mine lives. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve and resource technical reports (relating to our Phosphate CGU), as well as industry and market information.

In 2024, we recorded the following non-cash impairment of assets in the consolidated statements of earnings:

Segment	Category	2024
Retail	Intangible assets	200
	Property, plant and equipment	120
	Other	15
Nitrogen	Property, plant and equipment	195
Impairment of assets		530

Nitrogen

In 2025, circumstances within our Trinidad cash generating unit (CGU) presented an indicator of impairment. On October 23, 2025, the Trinidad nitrogen facility completed a controlled shutdown in response to port access restrictions imposed by Trinidad and Tobago’s National Energy Corporation and a lack of reliable and economic natural gas supply. As a result, we performed impairment testing on our Trinidad CGU, part of our Nitrogen segment. No impairment was recognized, as the recoverable amount of the Trinidad CGU exceeded its carrying amount. The recoverable amount was determined using a fair value less costs of disposal (“FVLCD”) methodology. The valuation was based on post-tax discounted cash flows using a 10-year projection and a 2.0% terminal growth rate discounted at a post-tax rate of 11.8%.

In 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use was $nil.

Retail – Brazil

In 2024, we recorded an impairment loss of $335 million on our Retail – Brazil CGU due to a decrease in our forecasted EBITDA as a result of ongoing market instability and more moderate margin expectations. Of the total impairment amount recognized, $120 million related to the impairment of property, plant and equipment and $215 million related to intangible and other assets within the CGU.

June 30, 2024	Retail – Brazil
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	‐

Nutrien Annual Report 2025  |  93

In millions of dollars, except as otherwise noted

 Note 15 | Goodwill and intangible assets

		Intangible assets
		Customer		Trade
	Goodwill	relationships[1]	Technology[4]	names	Other	Total
Useful life range (years)	n/a	5 – 15	2 – 25	3 – 15²	1 – 30
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Additions	‐	‐	132	‐	13	145
Foreign currency translation and other	93	(18)	4	‐	15	1
Amortization[3]	‐	(135)	(114)	(6)	(43)	(298)
Carrying amount – December 31, 2025	12,136	641	857	27	142	1,667
Balance – December 31, 2025 is composed of:
Cost	12,517	1,995	1,472	143	681	4,291
Accumulated amortization and impairment	(381)	(1,354)	(615)	(116)	(539)	(2,624)
Carrying amount – December 31, 2025	12,136	641	857	27	142	1,667
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Additions	‐	‐	152	‐	3	155
Foreign currency translation and other	(71)	(19)	12	(6)	1	(12)
Amortization[3]	‐	(162)	(124)	(8)	(47)	(341)
Impairment	‐	(86)	(48)	(51)	(15)	(200)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Balance – December 31, 2024 is composed of:
Cost	12,381	1,981	1,406	144	656	4,187
Accumulated amortization and impairment	(338)	(1,187)	(571)	(111)	(499)	(2,368)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819

1  The average remaining amortization period of customer relationships as at December 31, 2025, was approximately 4 years.

2  Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

3  Amortization of $242 million was included in selling expenses during the year ended December 31, 2025 (2024 – $276 million).

4  The average remaining amortization period of technology with a carrying amount of $598 million as at December 31, 2025 (2024 – $529 million) is 25 years.

Goodwill impairment testing

Goodwill by CGU or group of CGUs at December 31	2025	2024
Retail – North America	7,006	6,961
Retail – Australia	587	539
Potash	154	154
Nitrogen	4,389	4,389
	12,136	12,043

We performed our annual impairment test on goodwill and did not identify any impairment.

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on post-tax discounted cash flows (five-year or 10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement . We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

Nutrien Annual Report 2025  |  94

In millions of dollars, except as otherwise noted

Retail – North America CGU

During our performance of our annual impairment test, the Retail – North America group of CGUs recoverable amount exceeded its carrying amount by $2.9 billion. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future, as shown in the table below.

	Key assumption	Change required for carrying amount
2025 Annual impairment testing	used in impairment model	to equal recoverable amount
Terminal growth rate (%)	2.3	1.8	Percentage point decrease
Discount rate[1] (%)	7.7	1.2	Percentage point increase
Forecasted EBITDA over forecast period ($ millions)	8,500	12	Percent decrease

1  The discount rate used in the previous measurement at October 1, 2024 was 7.3 percent.

Retail – Australia, Potash, and Nitrogen CGUs

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal growth rate (%)		Post-tax discount rate (%)
	2025	2024	2025	2024
Retail – Australia	2.5	2.6	7.6	7.9
Potash	2.0	2.5	7.3	6.3
Nitrogen	2.0	2.3	8.7	7.6

Nutrien Annual Report 2025  |  95

In millions of dollars, except as otherwise noted

Note 16 | Investments

		Principal place	Proportion of ownership interest and
		of business and	voting rights held (%)		Carrying amount
As at December 31	Principal activity	incorporation	2025	2024	2025	2024
Equity-accounted investees
Profertil S.A. ("Profertil")	Nitrogen producer	Argentina	‐	50	‐	349
Canpotex	Marketing and logistics of potash	Canada	50	50	‐	‐
Other associates and joint ventures					134	128
Total equity-accounted investees					134	477
Investments at FVTOCI
Sinofert Holdings Limited ("Sinofert")	Fertilizer supplier and distributor	China/Bermuda	‐	19	‐	211
Other					10	10
Total investments at FVTOCI					10	221
Total investments					144	698

We continuously assess our ability to exercise significant influence or joint control over our investments.

Equity-accounted investees

In 2025, as part of our strategic priority to simplify and focus, we entered into an agreement to sell our 50 percent equity ownership in Profertil, which had been classified as an equity-accounted investment. A deposit of $120 million was received from the purchaser on September 5, 2025. The sale closed on December 10, 2025 resulting in gross proceeds of $595 million and a gain of $301 million recorded in the consolidated statement of earnings within our Corporate and Others segment. This gain reflects the difference between the net proceeds and the carrying amount of the investment at the date of sale. The buyer remitted the applicable withholding tax on behalf of Nutrien, resulting in a $60 million non-cash transaction.

Investments at fair value through other comprehensive income

In 2025, as part of our strategic priority to simplify and focus, we fully divested our remaining equity ownership interest in Sinofert, which had been classified as a financial asset measured at fair value through other comprehensive income. Gross proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Note 17 | Other assets

As at December 31	2025	2024
Deferred income tax assets (Note 10)	276	401
Ammonia catalysts[1]	125	126
Long-term income tax receivable (Note 10)	72	48
Accrued pension benefit assets (Note 21)	145	140
Other	240	169
	858	884

1  Net of accumulated amortization of $110 million (2024 – $100 million).

Nutrien Annual Report 2025  |  96

In millions of dollars, except as otherwise noted

Note 18 | Trade, other payables and accrued liabilities

As at December 31	2025	2024
Trade and other payables (Note 5)	5,540	5,359
Customer prepayments	1,826	1,881
Dividends	263	265
Accrued compensation	615	606
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	208	188
Accrued interest	110	112
Current portion of share-based compensation (Note 7)	60	34
Current portion of derivatives	8	33
Income taxes (Note 10)	20	22
Provincial mining taxes	20	‐
Other taxes	59	49
Current portion of pension and other post-retirement benefits (Note 21)	13	15
Customer rebates	48	44
Other accrued expenses	473	469
Other	46	41
	9,309	9,118

 Note 19 | Debt

Credit facility limits at December 31	Maturity	2025
Unsecured revolving term facility[1]	September 4, 2030	4,500
Uncommitted revolving demand facility	n/a	1,000
Unsecured revolving term facility[2]	September 2, 2026	500
Other credit facilities	Various	850
Accounts receivable purchase facility[3]	March 6, 2026	500

1  In 2025, we extended the maturity date from September 4, 2029 to September 4, 2030, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

2  In 2025, we extended the maturity date from September 3, 2025 to September 2, 2026 and reduced the facility limit from $750 million to $500 million.

3  In 2025, we extended the maturity date from March 7, 2025 to March 6, 2026.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 4) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2025 (Note 4).

We have an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at December 31, 2025, there were no borrowings made under this facility.

As at December 31	Rate of interest (%)			2025	2024
Credit facilities
Other credit facilities
South America	3.9	–	8.3	180	307
Australia			4.5	187	198
Other			4.6	4	1
Commercial paper[1]	3.9	–	4.0	399	961
Other short-term debt				103	67
Total short-term debt				873	1,534

1  We use our $4,500 million commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Nutrien Annual Report 2025  |  97

In millions of dollars, except as otherwise noted

As at December 31	Rate of interest (%)	Maturity	2025	2024
Senior notes[1]
	3.000	April 1, 2025	‐	500
	5.950	November 7, 2025	‐	500
	4.000	December 15, 2026	500	500
	4.500	March 12, 2027	400	‐
	5.200	June 21, 2027	400	400
	4.900	March 27, 2028	750	750
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	5.250	March 12, 2032	600	‐
	5.400	June 21, 2034	600	600
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
	5.800	March 27, 2053	750	750
Debentures[1]	7.800	February 1, 2027	120	120
Other credit facilities	Various	Various	13	53
			9,685	9,725
Add net unamortized fair value adjustments			258	276
Less net unamortized debt issue costs			(80)	(83)
Total long-term debt			9,863	9,918
Less current maturities			(513)	(1,037)
			9,350	8,881

1  Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants, including limitation on liens, merger and change of control covenants, and customary events of default. We are also subject to certain financial covenants as calculated in Note 4. As at December 31, 2025 we were in compliance with these covenants.

	Short-term	Long-term	Lease
	debt	debt	liabilities	Total
Balance – December 31, 2024	1,534	9,918	1,355	12,807
Cash flows (cash inflows and outflows presented on a net basis)	(745)	(51)	(419)	(1,215)
Additions and other adjustments to ROU liabilities	‐	‐	306	306
Foreign currency translation and other non-cash changes	84	(4)	41	121
Balance – December 31, 2025	873	9,863	1,283	12,019
Balance – December 31, 2023	1,815	9,425	1,326	12,566
Cash flows (cash inflows and outflows presented on a net basis)	(287)	495	(402)	(194)
Additions and other adjustments to ROU liabilities	‐	‐	470	470
Foreign currency translation and other non-cash changes	6	(2)	(39)	(35)
Balance – December 31, 2024	1,534	9,918	1,355	12,807

Nutrien Annual Report 2025  |  98

In millions of dollars, except as otherwise noted

Note 20 | Lease liabilities

As at December 31	Average rate of interest (%)	2025	2024
Lease liabilities – non-current	4.6	937	999
Current portion of lease liabilities	5.1	346	356
Total		1,283	1,355

Note 21 | Pension and other post-retirement benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life insurance, referred to as other post-retirement plans. Substantially all our employees participate in at least one of these plans.

Description of defined benefit pension plans

	Plan type	Contributions
United States
  non-contributory,
  guaranteed annual pension payments for life,
  benefits generally depend on years of service and compensation level in the final years leading up to age 65, benefits available starting at age 55 at a reduced rate, and plans provide for maximum pensionable salary and maximum annual benefit limits.
made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	non-contributory, unfunded, and supplementary pension benefits.	provided for by charges to earnings sufficient to meet the projected benefit obligations, and payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through the Pension Committee in each country, which is composed of our employees. The Pension Committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of other post-retirement plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

  coordination with government-provided medical insurance in each country;
  certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
  for certain plans, maximum lifetime benefits;
  at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;
  benefits are self-insured and are administered through third-party providers; and
  generally, retirees contribute towards annual cost of the plans.

In addition, certain Medicare eligible retired employees in the US receive an annual contribution to a Healthcare Reimbursement Account, which can be used to purchase health benefits through a private exchange. This annual contribution can be used for premiums or to pay deductibles and/or co-insurance. Finally, we provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Nutrien Annual Report 2025  |  99

In millions of dollars, except as otherwise noted

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk.

Investment risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ a diversified mix of return seeking and liability hedging (i.e., fixed income) investments; and
  a risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial information

	2025			2024
		Plan			Plan
	Obligation	assets	Net	Obligation	assets	Net
Balance – beginning of year	(1,364)	1,262	(102)	(1,439)	1,310	(129)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(9)	‐	(9)	(15)	‐	(15)
Interest (expense) income	(70)	66	(4)	(69)	64	(5)
Past service cost, including curtailment gains and settlements	196	(189)	7	(1)	‐	(1)
Foreign exchange rate changes and other	(17)	10	(7)	28	(21)	7
Subtotal of components of defined benefit (recovery) expense recognized in earnings	100	(113)	(13)	(57)	43	(14)
Remeasurements of the net defined benefit liability recognized in Other Comprehensive Income ("OCI") during the year
Actuarial gain arising from:
Changes in financial assumptions	13	‐	13	47	‐	47
Changes in demographic assumptions	4	‐	4	4	‐	4
Loss on plan assets (excluding amounts included in net interest)	‐	(9)	(9)	‐	(29)	(29)
Subtotal of remeasurements	17	(9)	8	51	(29)	22
Cash flows
Contributions by plan participants	(2)	2	‐	(3)	3	‐
Employer contributions	‐	18	18	‐	19	19
Benefits paid	85	(85)	‐	84	(84)	‐
Subtotal of cash flows	83	(65)	18	81	(62)	19
Balance – end of year[1]	(1,164)	1,075	(89)	(1,364)	1,262	(102)
Balance is composed of:
Non-current assets
Other assets (Note 17)			145			140
Current liabilities
Trade, other payables and accrued liabilities (Note 18)			(13)			(15)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(221)			(227)

1  Obligations arising from funded and unfunded pension plans are $(1,015) million and $(149) million (2024 – $(1,206) million and $(158) million), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

Nutrien Annual Report 2025  |  100

In millions of dollars, except as otherwise noted

Plan assets

	2025			2024
	Quoted prices			Quoted prices
	in active		Total	in active		Total
	markets for		fair	markets for		fair
As at December 31	identical assets	Other[1]	value	identical assets	Other[1]	value
Cash and cash equivalents	12	4	16	16	3	19
Equity securities and equity funds
US	10	109	119	10	131	141
International	‐	6	6	‐	7	7
Debt securities[2]	‐	722	722	‐	875	875
Other	‐	212	212	‐	220	220
Total pension plan assets	22	1,053	1,075	26	1,236	1,262

1  Approximately 96 percent (2024 – 96 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Pension Committee manages the asset allocation based upon our current liquidity and income needs.

2  Debt securities included US securities of 70 percent (2024 – 75 percent), International securities of 26 percent (2024 – 21 percent) and Mortgage-backed securities of 4 percent (2024 – 4 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2025.

We expect to contribute approximately $149 million to all pension and post-retirement plans in 2026. Total contributions recognized as expense under all defined contribution plans for 2025 was $147 million (2024 – $153 million).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other
	2025	2024			2025			2024
Assumptions used to determine the benefit obligations[1]:
Discount rate (%)	5.41	5.35			5.16			5.04
Rate of increase in compensation levels (%)	3.85	3.89			n/a			n/a
Medical cost trend rate – assumed (%)[2]	n/a	n/a	4.50	–	7.00	4.50	–	6.50
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a			2036			2033
Mortality assumptions (years)[3]
Life expectancy at 65 for a male member currently at age 65	20.9	20.7			21.4			21.2
Life expectancy at 65 for a female member currently at age 65	23.1	22.9			23.9			23.7
Average duration of the defined benefit obligations (years)[4]	12.5	11.8			10.8			10.7

1  The current year’s expense is determined using the assumptions that existed at the end of the previous year.

2  We assumed a graded medical cost trend rate starting at 7.00 percent in 2025, moving to 4.50 percent by 2036 (2024 – starting at 6.50 percent, moving to 4.50 percent by 2033). The annual health care reimbursement amount is assumed to increase by 2.00 percent each year.

3  Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4  Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in assumption	2025	2024
Benefit obligation as reported		1,164	1,364
Discount rate	1.0 percentage point decrease	150	170
	1.0 percentage point increase	(120)	(140)

Nutrien Annual Report 2025  |  101

In millions of dollars, except as otherwise noted

 Note 22 | Asset retirement obligations and accrued environmental costs

	Cash flow	Discounted	Discount rate
As at December 31, 2025	payments (years)[1]	cash flows[2,3]	+0.5%	-0.5%
Asset retirement obligations			(80)	100
Retail	1 – 30	15
Potash	20 – 520	134
Phosphate	1 – 80	443
Corporate and Others[4,5]	1 – 65	741
Accrued environmental costs			(5)	5
Retail	1 – 30	49
Corporate and Others	1 – 30	294
Total		1,676

1  Time frame in which payments are expected to principally occur from December 31, 2025. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2  Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free discount rates range from 3.2 percent to 6.3 percent.

3  The Company’s total undiscounted cash flows as at December 31, 2025 are $3.6 billion. For the Potash segment, the amount presented reflects only the undiscounted cash flows in the first year of decommissioning. This excludes tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning beyond the first year of decommissioning, which are estimated to take an additional 125 to 500 years.

4  For nitrogen sites, there are no significant asset retirement obligations recorded. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives beyond the foreseeable future.

5  Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 10 years.

	Asset	Accrued
	retirement	environmental
	obligations	costs	Total
Balance – December 31, 2024	1,371	360	1,731
Disposals	‐	(3)	(3)
Change in estimate (Note 8)	(11)	10	(1)
Settlements	(103)	(25)	(128)
Accretion	49	1	50
Foreign currency translation and other	27	‐	27
Balance – December 31, 2025	1,333	343	1,676
Balance – December 31, 2025 is composed of:
Current liabilities
Trade, other payables and accrued liabilities (Note 18)	185	23	208
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,148	320	1,468

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations in White Springs, Florida and Geismar, Louisiana, through our subsidiaries pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2025, we had $486 million in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Nutrien Annual Report 2025  |  102

In millions of dollars, except as otherwise noted

Note 23 | Share capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Share repurchase programs

			Maximum	Maximum	Number of
	Commencement		shares for	shares for	shares
	date	Expiry	repurchase	repurchase (%)	repurchased
2023 Normal Course Issuer Bid	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397
2024 Normal Course Issuer Bid	March 1, 2024	February 28, 2025	24,728,159	5	6,163,104
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	24,462,941	5	7,611,207
2026 Normal Course Issuer Bid[1]	March 3, 2026	March 2, 2027	24,057,066	5	‐

1  On February 18, 2026, our Board of Directors approved a share repurchase program. The 2026 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2025	2024
Number of common shares repurchased for cancellation	9,829,408	3,944,903
Average price per share (US dollars)	55.94	47.31
Total cost, inclusive of tax	560	190

Subsequent to December 31, 2025, as of February 17, 2026, an additional 1,097,694 common shares were repurchased for cancellation at a cost of $73 million and an average price per share of $66.97.

Dividends declared

During 2025, we declared a dividend of $0.545 per share for each of the three months ended March 31, June 30, and September 30. During the three months ended December 31, 2025, we declared a dividend of $0.545 per share, which was paid on January 16, 2026 to shareholders of record on December 31, 2025.

On February 18, 2026, our Board of Directors declared and increased our quarterly dividend to $0.55 per share payable on April 16, 2026, to shareholders of record on March 31, 2026. The total estimated dividend to be paid is $265 million.

Other disclosures

Note 24 | Commitments

	Principal portion and
	estimated interest
	Lease	Long-term	Purchase	Capital	Other
December 31, 2025	liabilities	debt	commitments	commitments	commitments	Total
Within 1 year	395	995	1,230	63	195	2,878
1 to 3 years	469	2,503	24	20	259	3,275
3 to 5 years	239	1,949	24	‐	109	2,321
Over 5 years	394	10,030	‐	‐	188	10,612
Total	1,497	15,477	1,278	83	751	19,086

Nutrien Annual Report 2025  |  103

In millions of dollars, except as otherwise noted

Purchase commitments

In 2025, we completed a controlled shutdown of our Trinidad Nitrogen facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply. The current natural gas contract has expired and negotiations for renewal are in progress.

In 2023, we also entered into natural gas pipeline transportation agreements at our Geismar plant, the latest of which expires in 2033 and accounts for approximately 85 percent of the expected natural gas requirements in Geismar.

The Carseland facility has a power cogeneration agreement expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on Green Markets Tampa Index price per long ton at the time of delivery, which expire in 2026 and 2027. Commitments included in the foregoing table are based on expected contract prices.

Other commitments

Other commitments consist principally of technology service contracts, managed services contracts, natural gas transportation and truck distribution contracts, various rail contracts, committed donations, the latest of which expires in 2028, and mineral lease commitments, the latest of which expires in 2044.

Note 25 | Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
  will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
  have not historically resulted in any significant payments by Nutrien and, as at December 31, 2025, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. Nutrien does not have any financial guarantee contracts. No material loss is anticipated by reason of such agreements and guarantees.

Note 26 | Related party transactions

Sales and purchases of goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 12 and arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Purchases from Canpotex in 2025 were $150 million (2024 – $146 million).

As at December 31	2025	2024
Receivables from Canpotex	279	122
Payables to Canpotex	63	66

Nutrien Annual Report 2025  |  104

In millions of dollars, except as otherwise noted

Key management personnel compensation and transactions with post-employment benefit plans

	2025	2024
Salaries and other short-term benefits	11	12
Share-based compensation	43	6
Post-employment benefits	2	2
Termination benefits	2	4
	58	24

Disclosures related to our post-employment benefit plans are shown in Note 21.

Note 27 | Contingencies and other matters

Accounting estimates and judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

  prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
  determination of whether recognition or disclosure in the consolidated financial statements is required; and
  estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2025, we are not aware of any operating losses or other liabilities.

Mining risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2025, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental remediation, legal and other matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

  The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation (“NOVs”) for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda phosphate operations in January 2018, Nu-West remains responsible for certain environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached for the Geismar facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

Nutrien Annual Report 2025  |  105

In millions of dollars, except as otherwise noted

  We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 28 | Accounting policies, estimates and judgments

The following discusses the material accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of consolidation

Principal (wholly owned) operating subsidiaries	Location	Principal activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, L.P.	US	Producer of nitrogen products
PCS Nitrogen Trinidad Limited	Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
PCS Sales (USA), Inc.	US	Marketing and sales of potash, nitrogen and phosphate products
Nutrien Financial US LLC	US	Provide financing to customers

Nutrien Annual Report 2025  |  106

In millions of dollars, except as otherwise noted

Revenue

Transfer of control for sale of goods	Transfer of control for sale of services
At the point in time when the product is: purchased at our Retail farm center, delivered and accepted by customers at their premises, or loaded for shipping.	Over time as the promised service is rendered.

Judgment is used to determine whether we are acting as principal or agent by evaluating who:

  has the primary responsibility for fulfilling the promised good or service;
  bears the inventory risk including if the vendor has the right to have its product returned on demand; and
  has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize revenue on sales to Canpotex (as described in Note 26) when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales revenue is recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one and three months from date of sale to Canpotex).

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, adjusted for any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-based compensation

Estimation involves determining:

  stock option-pricing model assumptions as described in the weighted average assumptions table in Note 7;
  forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
  projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien’s weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
  the number of dividend equivalent units expected to be earned.

Nutrien Annual Report 2025  |  107

In millions of dollars, except as otherwise noted

Income taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current income tax	Deferred income tax
  is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings.

  is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

  negotiations with taxation authorities in various jurisdictions;
  outcomes of tax litigation; and
  resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for:

  with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
  if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are:

  recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
  reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

As provided in the amendments to International Accounting Standards (“IAS”) 12, we apply the mandatory exception to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception has been applied retrospectively, with no material impact on our consolidated financial statements.

Financial instruments

Financial instruments are classified and measured as follows based on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

Fair value classification	FVTPL	FVTOCI	Amortized cost
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition	Receivables, short-term debt, trade, other payables and accrued liabilities, long-term debt, lease liabilities, and other long-term debt instruments

Financial instruments are recognized at trade date when we commit to purchase or sell the asset.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges:

  the effective portion of the change in the fair value of the derivative is accumulated in OCI;
  when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property, plant and equipment;
  the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
  the ineffective portions of hedges are recorded in net earnings in the current period.

Nutrien Annual Report 2025  |  108

In millions of dollars, except as otherwise noted

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging transaction	Measurement of ineffectiveness	Potential sources of ineffectiveness
Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in: timing or amounts of forecasted cash flows embedded optionality our credit risk or the credit risk of a counterparty
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: timing of forecast transactions volume delivered our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we:

  currently have a legally enforceable right to offset the recognized amounts; and
  intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates:

  are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
  may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

Inventories

Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and raw materials	Materials and supplies
selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	replacement cost

Inventories are valued monthly. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Nutrien Annual Report 2025  |  109

In millions of dollars, except as otherwise noted

Property, plant and equipment

	Owned	Right-of-use (leased)
Description	Majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services.	Primarily include railcars, marine vessels, real estate and mobile equipment.
Measurement
  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses cost of major inspections and overhauls is capitalized
  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred cost less accumulated depreciation and any accumulated impairment losses lease payments are allocated between finance costs and a reduction of the liability
Depreciation method
  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped remaining assets uses straight-line
Straight-line over the shorter of the asset's useful life and the lease term.
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.
Judgment/practical expedients

Judgment is required in determining:

  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
  repairs and maintenance that qualify as major inspections and overhauls; and
  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including:

  the location of the asset and the availability of suitable alternatives, the significance of the asset to operations, and
  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Uncertainties are inherent in estimating reserve and resource quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves and resources. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

We have chosen to:

  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

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In millions of dollars, except as otherwise noted

Goodwill and intangible assets

Goodwill is carried at cost less any accumulated impairment losses, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. Accumulated amortization is calculated on a straight-line basis over the asset’s useful life. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of long-lived assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve:

  identifying the appropriate asset, group of assets, CGU or group of CGUs;
  determining the appropriate discount rate for assessing the recoverable amount;
  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
  evaluating impacts of climate change to our strategy, processes and operations.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-accounted investments

For equity-accounted investments reduced to zero, we do not eliminate our share of the unrealized earnings. If the investee earns a profit in the subsequent period, we then recognize our share of the earnings only after adjusting for the unrealized earnings that were not previously eliminated.

Pension and other post-retirement benefits

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by:

  the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
  country specific rates; and
  the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

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In millions of dollars, except as otherwise noted

Asset retirement obligations and accrued environmental costs

Asset retirement obligations and accrued environmental costs include:

  reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
  land reclamation and revegetation programs;
  decommissioning of underground and surface operating facilities;
  general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and
  post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

  environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;
  the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
  appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements;
  timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs; and
  changes in the pre-tax risk-free rate used to discount the expected future cash flows associated with these provisions.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital and contributed surplus is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

Climate change

Climate-related risks and opportunities could impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. There are also ongoing regulatory initiatives that could further impact our accounting estimates and judgments, and we will continue to monitor these developments and their impact on our consolidated financial statements.

Standards, amendments and interpretations effective and applied

The IASB and IFRS Interpretations Committee (“IFRIC”) have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2025, we adopted the following standards, amendments and annual improvements with no material impact on our consolidated financial statements:

  Lack of Exchangeability (Amendments to IAS 21)

Standards, amendments and interpretations not yet effective and not applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2025.

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In millions of dollars, except as otherwise noted

The following amendments will be adopted in 2026 and are not expected to have a material impact on our consolidated financial statements:

  Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), effective January 1, 2026. In May 2024, the IASB issued these amendments to clarify the timing of recognition and derecognition for a financial asset or financial liability, including clarifying that a financial liability is derecognized on the settlement date. In addition to these clarifications, the amendments introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date if specific conditions are met.

Based on our adoption work to date, we expect liabilities settled by cheque to be derecognized when the cheque is cleared and settled with the counterpart’s bank, instead of when the cheque is written. This change will affect the timing of derecognition for certain trade and other payables but is not expected to have a material impact on the consolidated financial statements.

The following standard is being reviewed to determine the potential impact on our consolidated financial statements:

  Presentation and Disclosure in Financial Statements (IFRS 18), effective January 1, 2027. In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements. The new standard will require classification of income and expense into specified categories of operating, investing and financing. The standard will also require defined subtotals, including operating profit, and note disclosure including our management-defined performance measures (“MPMs”). The new standard also provides guidance on aggregation and disaggregation of disclosures.

We will continue to assess the full impact of IFRS 18 and disclose any significant updates as our implementation progresses.

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